VIA EMAIL AND EDGAR

December 13, 2012

Jonathan Wiggins, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:	Ramco-Gershenson Properties Trust
Form 10-K for the Fiscal Year Ended December 31, 2011
File No. 001-10093

Dear Mr. Wiggins:

We are writing in response to the letter of the Division of Corporation Finance, dated December 7, 2012, addressed to Ramco-Gershenson Properties Trust, a Maryland corporation (the “Company”), in connection with the above-referenced filing.  For convenience we have incorporated the comment included in your letter in italicized text followed by our response.

Item 7. Management’s Discussion and Analysis of Financial Condition…, page 23

Funds from Operations, page 38

1.
We have reviewed your response to prior comment 1.  Please revise in future periodic filings to include all disclosures required by Item 10(e) of Regulation S-K, including Item 10(e)(1)(i)(C) through (D) for your non-GAAP measure “FFO, excluding items above” as disclosed on page 39.  Please provide us with your proposed disclosure.

Response:

In future filings, beginning with the Company’s Form 10-K for fiscal year ending December 31, 2012, we will expand our disclosure to include the disclosures required by Item 10(e) of regulation S-K, including Item 10(e)(1)(i)(C) through (D) for our non-GAAP measure “FFO, excluding items above”.  Our proposed disclosure is as follows:

We consider funds from operations, also known as (“FFO”), to be an appropriate supplemental measure of the financial performance of an equity REIT.  Under the NAREIT definition, FFO represents net income available to common shareholders, excluding extraordinary items, as defined under accounting principles generally accepted in the United States of America (“GAAP”), gains (losses) on sales of depreciable property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures.  In addition, in October 2011, NAREIT clarified its definition of FFO to exclude impairment provisions on depreciable property and equity investments in depreciable property.  Management has restated FFO for prior periods accordingly.

Also, we consider “FFO, excluding items above” a meaningful, additional measure of financial performance because it excludes periodic non-cash items such as impairment provisions on land available for sale, bargain purchase gains, and gains or losses on extinguishment of debt that are not adjusted under the current NAREIT definition of FFO.  FFO and “FFO, excluding items above” should not be considered alternatives to GAAP net income available to common shareholders or as alternatives to cash flow as measures of liquidity.

While we consider FFO and “FFO, excluding items above” useful measures for reviewing our comparative operating and financial performance between periods or to compare our performance to different REITs, our computations of FFO and “FFO, excluding items above” may differ from the computations utilized by other real estate companies, and therefore, may not be comparable to these other real estate companies.

We recognize the limitations of FFO and “FFO, excluding items above” when compared to GAAP net income available to common shareholders.  FFO and “FFO, excluding items above” do not represent amounts available for needed capital replacement or expansion, debt service obligations, or other commitments and uncertainties.  In addition, FFO and “FFO, excluding items above” do not represent cash generated from operating activities in accordance with GAAP and are not necessarily indicative of cash available to fund cash needs, including the payment of dividends.  FFO and “FFO, excluding items above” are simply used as additional indicator of our operating performance.  The following table illustrates the calculations of FFO and “FFO, excluding items above”:

	Years Ended December 31,
	2011	2010	2009
	(In thousands, except per share data)
Net (loss) income available to common shareholders	$(32,002)	$(20,148)	$13,720
Adjustments:
Rental property depreciation and amortization expense	36,271	31,213	30,141
Pro-rata share of real estate depreciation from unconsolidated joint ventures	9,310	6,798	6,678
(Gain) loss on sale of depreciable real estate	(7,197)	241	(7,457)
(Gain) on sale of joint venture depreciable real estate	(2,718)	-	-
Provision for impairment on income-producing properties	16,332	-	-
Provision for impairment on equity investments in unconsolidated joint ventures	9,611	2,653	-
Provision for impairment on joint venture income-producing properties	1,644	1,820	-
Noncontrolling interest in Operating Partnership	(1,742)	(1,632)	2,181

Funds from operations	$29,509	$20,945	$45,263

Provision for impairment for land available for sale	11,468	28,787	-
Bargain purchase gain on acquisition of real estate	-	(9,836)	-
Loss on extinguishment of debt	750		-

Funds from operations, excluding items above	$41,727	$39,896	$45,263

Weighted average common shares	38,466	35,046	22,193
Shares issuable upon conversion of Operating Partnership Units	2,785	2,902	2,919
Dilutive effect of securities	145	178	-
Weighted average equivalent shares outstanding, diluted	41,396	38,126	25,112

Funds from operations per diluted share	$0.71	$0.55	$1.80
Funds from operations, excluding items above, per diluted share	$1.01	$1.05	$1.80

In connection with the response above, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to this letter or require additional information, please contact me at (248) 592-6200, or at gandrews@rgpt.com.

Sincerely,

/s/ GREGORY R. ANDREWS
Gregory R. Andrews
Chief Financial Officer and Secretary

cc: William Demarest, United States Securities and Exchange Commission

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